UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                             CYBEROPTICS CORPORATION
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                   232517 10 2
                      -------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 5 pages

                                  SCHEDULE 13G
                                  ------------


CUSIP NO. 232517 10 2
          ---------------------------------


1.       NAME OF REPORTING PERSON                             Steven K. Case

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                              S.S. ###-##-####


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)      [__]
                                                              (b)      [__]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION                  U.S.A


                           5.      SOLE VOTING POWER           299,988
           NUMBER OF
            SHARES
         BENEFICIALLY      6.      SHARED VOTING POWER         - 0 -
           OWNED BY
             EACH
           REPORTING       7.      SOLE DISPOSITIVE POWER      363,988*
            PERSON
             WITH
                           8.      SHARED DISPOSITIVE POWER    - 0 -


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         363,988*


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                               [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9       6.6%


12.      TYPE OF REPORTING PERSON*                             IN

--------
* Includes 64,000 shares of common stock issuable upon exercise of under exercisable options.

                                                              Page 3 of 5 pages


ITEM 1(a). Name of Issuer
           --------------

           CyberOptics Corporation


ITEM 1(b). Address of Issuer's Principal Executive Offices
           -----------------------------------------------

           5900 Golden Hills Drive
           Minneapolis, Minnesota 55416


ITEM 2(a). Name of Person Filing
           ---------------------

           Steven K. Case


ITEM 2(b). Address of Principal Business Office
           ------------------------------------

           5900 Golden Hills Drive
           Minneapolis, Minnesota 55416


ITEM 2(c). Citizenship
           -----------

           U.S.A. (Minnesota)



ITEM 2(d). Title of Class of Securities
           ----------------------------

           Common Stock, no par value


ITEM 2(e)  CUSIP Number
           ------------

           232517 10 2


ITEM 3.    Identification
           --------------

           Not Applicable.

                                                              Page 4 of 5 pages

ITEM 4.  Ownership
         ---------

         (a)      Amount Beneficially Owned                            363,988*

         (b)      Percent of Class                                     6.6%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)      sole power to vote or to direct the vote    299,988

                  (ii)     shared power to vote or to direct the vote  - 0 -

                  (iii)    sole power to dispose or to direct the
                           disposition of                              363,988*

                  (iv)     shared power to dispose or to direct the
                           disposition of                              - 0 -


ITEM 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------

         Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

         Not Applicable.

ITEM 7.  Identification and Classification of the Subsidiary Which Acquired
         ------------------------------------------------------------------
         the Security Being Reported on By the Parent Holding Company
         ------------------------------------------------------------

         Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group
         ---------------------------------------------------------

         Not Applicable.

ITEM 9.  Notice of Dissolution of Group
         ------------------------------

         Not Applicable.

------------
* Includes 64,000 shares of common stock issuable upon exercise of under exercisable options.

                                                              Page 5 of 5 pages

ITEM 10. Certification
         -------------


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Date: February 3, 1999




                                       /s/ Steven K. Case
                                       -----------------------------------
                                       Steven K. Case